UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 19, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
DEALING IN SECURITIES
Johannesburg, 19 December 2017. In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Froneman, Chief Executive Officer of Sibanye Gold Limited has
retained his Bonus Shares which were granted on 1 March 2017 (“the Grant Date”) in terms of The Sibanye Gold Limited 2013 Share Plan. Mr C Keyter, Chief Financial
Officer and Mr C Farrel, Company Secretary have retained and/ or sold Bonus Shares which were granted to them on 1 March 2017. Messrs C Keyter and C Farrel have sold
Bonus Shares which were awarded to them in order to settle the associated tax liability
.
Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.
Details of the transactions are set out below:
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares
Transaction Date 15 December 2017
Number of Shares 50 701
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R15.0750
R15.0750
R15.0750
Total Value R 764 317.58
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of capitalisation bonus
shares in respect of previously
awarded bonus shares
Transaction Date 15 December 2017
Number of Shares 1 014
Class of Security Ordinary shares
Market Price per share:
Low –
High –
R15.0750
R15.0750

VWAP - R15.0750
Total Value R 15286.05
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of transaction Retention of bonus shares
Transaction Date 18 December 2017
Number of Shares 13740
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R15.0750
R15.0750
R15.0750
Total Value R207 130.50
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction
Retention of capitalisation bonus
shares in respect of previously
awarded bonus shares
Transaction Date 18 December 2017
Number of Shares 273
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R15.0750
R15.0750
R15.0750
Total Value R4115.48
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.
Name
C Keyter
Nature of transaction On market sale of bonus shares to
cover associated tax liability.
Transaction Date 18 December 2017
Number of Shares 11614
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R15.50
R15.50
R15.50
Total Value R180 017.00
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.

Name
C Keyter
Nature of transaction On market sale of capitalisation
bonus shares to cover associated tax
liability.
Transaction Date 18 December 2017
Number of Shares 234
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R15.50
R15.50
R15.50
Total Value R3 627.00
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.

Name
C Farrel
Position Company Secretary
Company Sibanye Gold Limited
Nature of transaction Retention of bonus shares
Transaction Date 14 December 2017
Number of Shares 3094
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R14.9847
R14.9847
R14.9847
Total Value R46 362.66
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.

Name
C Farrel
Position Company Secretary
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of capitalisation bonus
shares in respect of previously
awarded bonus shares
Transaction Date 14 December 2017
Number of Shares 62
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R14.9847
R14.9847
R14.9847
Total Value R929.05
Vesting Period Vest in equal parts on 9 months and
18 months of the Grant Date.

Name
C Farrel
Nature of transaction On market sale of bonus shares to
cover associated tax liability.
Transaction Date 14 December 2017
Number of Shares 2630

Class of Security
Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R14.9700
R15.010
R14.9847
Total Value
R
39 409.76
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
Name
C Farrel
Nature of transaction
On market sale of capitalisation
bonus shares to cover associated tax
liability.
Transaction Date
14 December 2017
Number of Shares
52
Class of Security
Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R14.9700
R15.010
R14.9847
Total Value
R779.20
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email:
ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities
Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause
Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 19, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer